P.E. 2/11/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Mexican Railway Transportation, Incorporated and Mexican Railway Transportation Group, Incorporated

(Translation of registrant's name into English)

Av. Periférico Sur No. 4829, 4° Piso, Col. Parques del Pedregal, C.P. 14010
Delegación, Tlalpan, México, D.F., México

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFM, S.A. DE C.V.
and
GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA S.A. DE C.V.
(Registrant)

Date February 5, 2002

By /s/ Mario Alberto Gonzalez
(Signature)*
Mario Alberto Gonzalez
Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

GRUPO TMM

CONTACTOS GRUPO TMM:
Brad Skinner, Vicepresidente Senior
Relación con Inversionistas
5-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Director de Recursos Humanos
y de Relación con los Medios.
525-629-8758
(luis.calvillo@tmm.com.mx)

CONTACTO GRUPO TFM :
Mario Mohar, Presidente y CFO
525-447-5813
(mmohar@gtfm.com.mx)

GRUPO TMM COMENTA EN RELACION A LA PROPUESTA FUSION DE FERROSUR Y FERROMEX

La Fusión violaría las bases de la Privatización Ferroviaria Mexicana

Ciudad de México a 29 de enero de 2002 - Grupo TMM (BMV: TMMA y TMML y NYSE: TMM y TMM/L), la compañía más grande de transportación multimodal y logística en Latinoamérica, y tenedora de una posición de control de Grupo TFM, el ferrocarril más importante de México, declaró que se opone a la Fusión de Ferrosur, S.A. de C.V. (FERROSUR) y Ferrocarril Mexicano, S.A. de C.V. (FERROMEX). La compañía comentó que la propuesta Fusión viola las bases de la Privatización Mexicana de 1995. José F. Serrano, Presidente del Consejo de Grupo TMM y Grupo TFM, señaló, "Una Fusión de estas características pondría en duda los objetivos y filosofía del proceso de privatización, y llevaría a la industria ferroviaria mexicana por un camino contrario a los intereses de los usuarios".

El proceso de privatización de 1995, estipuló que cada uno de los tres ferrocarriles troncales estaría limitado a una participación accionaria del 5% en cualquiera de los otros ferrocarriles troncales, para así promover la competencia con el transporte por camión, fomentando que cada línea ferroviaria sea lo más competitiva y eficiente posible.

Con sede en la Ciudad de México, Grupo TMM es la compañía mexicana más grande de transportación multimodal y de servicios de logística. A través de sus oficinas filiales y su red de compañía subsidiarias, Grupo TMM proporciona una combinación dinámica de servicios de transporte marítimos y terrestres. Grupo TMM también tiene participación accionaria de control en Transportación Ferroviaria Mexicana (TFM), el cual opera el Ferrocarril del Noreste de México y transporta el 40% de la carga ferroviaria del país. Visite el sitio de Internet de TMM en http://www.grupotmm.com y el sitio de Internet de TFM en http://www.gtfm.com.mx. Ambos sitios ofrecen información en inglés y español.

Item 2

GRUPO TMM COMMENTS REGARDING THE PROPOSED MERGER BETWEEN FERROSUR AND FERROMEX

The Merger would Violate the Framework of the Mexican Railroad Privatization

Mexico City, January 29, 2002 - Grupo TMM (**BMV: TMMA, TMML and NYSE: TMM and TMM/L**), the largest Latin American multimodal transportation and logistics company and owner of the controlling interest of Grupo TFM, the most important railroad in Mexico, declared its opposition to the merger between Ferrosur, S.A. de C.V. (FERROSUR) and Ferrocarril Mexicano, S.A. de C.V. (FERROMEX). The company stated that the proposed merger violates the framework of the Mexican Privatization of 1995. Jose F. Serrano, Chairman of the Boards of Grupo TMM and Grupo TFM, stated, "A merger of these characteristics would cast doubts on the goals and philosophy of the privatization process, and would place the Mexican railroad industry in a position that would be against the interests of the consumers".

The 1995 privatization process stipulated that each of the three trunk railroads cannot own more than 5% of the shares of any of the other trunk railroads in order to promote competition with trucks and to encourage each railway to be as competitive and efficient as possible.

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at http://www.tmm.com.mx and TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.